March 23, 2010

Ms. Deborah O'Neal-Johnson

Staff Counsel

Securities and Exchange Commission

100 F Street NW

Washington, D.C.  20549

Re:

Nile Capital Investment Trust (the "Registrant"); File Nos. 333-164528 & 811-22384

Dear Ms. O'Neal-Johnson:

On behalf of the Registrant, this letter is a response to the comments you provided in a letter dated February 24, 2010 with regard to the Registrant’s initial Registration Statement on Form N-1A.  Your comments are set forth below and each is followed by the Registrant’s response.  Please note that on March 11, 2010, the Registrant’s Board of Trustees approved the following Fund name changes: “Nile Capital Africa Equity Fund” is now referred to as “Nile Pan Africa Fund,” “Nile Capital Africa National Resources Fund” is now referred to as “Nile Africa Natural Resources Fund,” and “Nile Capital Africa Fixed Income Fund” is now referred to as “Nile Africa Fixed Income Fund.”

Prospectus

Comment 1 - On the Cover Page, please delete the "Advised by: Nile Capital Management, LLC, 152 West 5th Street, 32nd Floor, New York, NY 10019."

Response 1 – The requested change has been made.

Comment 2 – With regard to the Fee Table for the Nile Capital Africa Equity Fund, please explain supplementally how a redemption fee that extends up to five years from purchase is consistent with the board's obligation to make a determination that any redemption fee is "necessary or appropriate to recoup for the fund the cost it may incur as a result of those redemptions." See Rule 22c-2(a)(1)(i) under the Investment Company Act of 1940.

Response 2 – At the organizational meeting of the Trust, the Board of Trustees determined that a two year redemption fee period was more appropriate.  Accordingly, the disclosure has been revised to reflect the change in the redemption fee for all funds that are described in the prospectus.

Comment 3 – Please revise the Example to include the costs if an investor redeems or does not redeem shares.

Response 3 – The requested change has been made.

Comment 4 – In the Principal Investment Strategies section please clarify the Fund's principal investment strategy regarding exchange traded funds (ETFs).  ETFs are listed separately from equity securities at the top of the page. Then, you include ETFs in the definition of equity securities: "The Fund defines equities to include common stock, equity related securities, ETFs and index futures, as described above." You further state that "the Fund will invest 80% of its assets ... in equities securities of African companies." At the bottom of the page, under Principal Investment Risks, African Market Risk, you state that "the Fund will invest the majority of its assets in African companies, directly or through ETFs or futures."

Response 4 – The name of the Equity Fund has been changed to Nile Pan African Fund.  Accordingly, the Pan Africa Fund will no longer have a 80% equity investment limitation therefore, the definitional sentence has been deleted.

Comment 5 – In the Principal Investment Strategies section, where "African companies" is defined, please delete "(i) conduct a majority of their business in," from the definition or clarify why this is needed given that the definition includes "(iii) derive a majority of their revenues or profits from Africa."

Response 5 – The requested change has been made.

Comment 6 – This section states that the "Fund's advisor seeks to identify countries suitable for investment ..." (emphasis added). Please confirm whether the disclosure should be "countries" instead of "companies."

Response 6 – The sentence has been revised to state "companies suitable for investment."

Comment 7 – Under the Principal Investment Risks section, subtitled "Political/Economic Risk," please add the word "in" following the word "Change" so that the sentence begins "Changes in an African ...."

Response 7 – The requested change has been made.

Comment 8 – Under the subtitled section "Frontier Market Risk," add the word "of" following the word

"sub-set" so that the sentence reads "A sub-set of African emerging ...."

Response 8 – The requested change has been made.

Comment 9 - Regarding the "Derivatives Risk" discussion, please include parallel strategy discussions of each of the types of derivatives in the Principal Investment Strategies section.

Response 9 – After discussions with the Funds' investment adviser, it was determined that use of derivatives would be very limited and not a principal strategy of the Funds.  Accordingly, information regarding the use of derivatives and associated risks have been relocated to the Fund's Statement of Additional Information.

Comment 10 – With regard to the sections entitled "Investment Adviser Portfolio Manager" delete the last sentence in this section as it is neither permitted nor required by Item 5(b) of Form N-1A.

Response 10 – The requested change has been made.

Comment 11 – Regarding the Nile Capital Africa Fixed Income Fund, in the section entitled "Principal Investment Risks", under the subsection entitled "African Market Risk," please add information regarding factors that affect the ability of African governments to repay their obligations.

Response 11 – The following disclosure has been added in response to the staff's comment: "The ability of African countries to repay debt obligations could be impacted by events such as political or social instability, authoritarian and/or military involvement in government affairs and armed conflicts (including civil war)."

Comment 12 –  In the section entitled "Management - Portfolio Manager" Mr. Chen is described as the "Assistant to Portfolio Manager." Please characterize Mr. Chen as Portfolio Manager or delete the paragraph.

Response 12 – The disclosure regarding Mr. Chen has been deleted.

Comment 13 – Regarding the section entitled "Frequent Purchases and Redemptions of Fund Shares", Item 11(e) of Form N-1A provides that, if a fund's board has adopted policies and procedures with respect to frequent purchases and redemptions of fund shares, describe each of these policies, procedures, and restrictions with specificity (any restrictions on the volume or number, any exchange fee or redemption, any minimum holding period, any restrictions imposed on exchange or purchases submitted by, among other things, overnight delivery, and any right of the fund to reject, limit, delay or impose other conditions on exchanges or purchases). Please revise this disclosure to describe the Funds' policies and procedures with such specificity.

Response 13 – The disclosure has been revised as requested.

Statement of Additional Information

Comment 14 - Please explain the disclosure where you state "Each Fund may invest in debt securities ..."

particularly with regard to the Nile Pan Africa Fund and the Nile  Africa Natural Resources Fund which have no principal investment strategy concerning debt securities.

Response 14 – Each of the Fund's may invest in debt securities.  However, the Nile Capital Equity and Nile Africa Natural Resources Funds will do so only in a very limited manner.  Therefore, Registrant deems it appropriate to include disclosure regarding investment in debt securities in the Statement of Additional Information, but not in the prospectus for the Nile Pan Africa and Nile Africa Natural Resources Funds.

Comment 15 - Add disclosure regarding Temporary Defensive Position required by Item 16(d) of Form N-1A, preceding "Disclosure of Portfolio Holdings."

Response 15 –  The following disclosure has been added to the "Disclosure of Portfolio Holdings" section of the Statement of Additional Information:

"Temporary Investments:  To respond to adverse market, economic, political or other conditions, each Fund may invest 100% of its total assets, without limitation, in high-quality short-term debt securities and money market instruments.  These short-term debt securities and money market instruments include: shares of money market mutual funds, commercial paper, certificates of deposit, bankers’ acceptances, U.S. Government securities and repurchase agreements.  While a Fund is in a defensive position, the opportunity to achieve its investment objective will be limited.  Furthermore, to the extent that a Fund invests in money market mutual funds for cash positions, there will be some duplication of expenses because the Fund pays its pro-rata portion of such money market funds’ advisory fees and operational fees.  Each Fund may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies.

Comment 16 - Identify the individuals who may authorize disclosure of the Fund's portfolio securities (see Item 16 (f)(1)(v) of Form N-1A).

Response 16 – Disclosure has been added to indicate that the Fund's Chief Compliance Officer is the individual who may authorize disclosure of the Funds' portfolio holdings.

Comment 17 - Regarding the Funds' Rule 12b-l Plans, update references from NASD to FINRA.

Response 17 –  The requested changes have been made.

Comment 18 -  Regarding the Funds' Rule 12b-1 Plans, you state "In addition to the payments provided for in Section 2(a) and in order to further enhance the distribution of the Funds' shares...." Please clarify this cross-reference.

Response 18 – The reference to "provided for in Section 2(a)"  has been changed to "described above".

Comment 19 -

In the section entitled "Portfolio Managers," delete Mr. Chen from the Portfolio Manager table if he is not a portfolio manager.

Response 19 – The requested change has been made.

Part C. Other Information

Comment 20 – Please update Item numbering in the Part C to correspond to Form N-1A.

Response 20 – The requested changes have been made.

General

Comment 21 -  If the Funds intend to use a Summary Prospectus under Rule 498 of the Securities Act of

1933, please provide us your proposed legend required by Rule 498(b)(l)(v) in advance of use.

Response 21 – The Registrant has no present intention to use a Summary Prospectus.

Comment 22 - We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response 22 – The previously omitted information will be provided in the Registrant's Pre-Effective Amendment.

Comment 23 - Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response 23 – The Registrant does not expect to submit an exemptive application or request for a no-action letter in connection with this registration statement.

The Registrant has authorized us to communicate to you that Registrant acknowledges:

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Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding the proposes responses, please contact Marc Collins at 513-352-6774.

Sincerely,

s/Thompson Hine LLP

Thompson Hine LLP